# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Parabilis Medicines, Inc., CIK 0001657677
CUSIP: 698955101
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 30 Acorn Park Drive, Cambridge, Massachusetts (MA), 02140
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001906837

## Reporting persons
- ARCH Venture Fund XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- ARCH Venture Partners XII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- ARCH Venture Partners XII, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- Robert Nelsen: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- Keith Crandell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- Kristina Burow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)
- Steven Gillis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 6,412,780; sole dispositive power 0; shared dispositive power 6,412,780; aggregate amount beneficially owned 6,412,780 (5.3% of the class)

## Item 1. Issuer
Name of issuer: Parabilis Medicines, Inc.
Address of issuer's principal executive offices: 30 Acorn Park Drive, Cambridge, MA 02140

## Item 2. Person Filing
Name of person filing: ARCH Venture Fund XII, L.P. ("AVF XII"); ARCH Venture Partners XII, L.P. ("AVP XII LP"); ARCH Venture Partners XII, LLC ("AVP XII LLC") (collectively, the "Reporting Entities" and individually, each a "Reporting Entity"); and Keith Crandell ("Crandell"), Robert Nelsen ("Nelsen"), Kristina Burow ("Burow") and Steven Gillis ("Gillis") (collectively, the "Investment Committee" and individually, each a "Committee Member"). The Reporting Entities and the Committee Members collectively are referred to as the "Reporting Persons." The Reporting Persons are filing this report with respect to shares of Common Stock, par value $0.0001 per share (the "Common Stock") of Parabilis Medicines, Inc. (the "Issuer").
Address of principal business office or, if none, residence: The business address of each of the Reporting Persons is 8755 West Higgins Road, Suite 1025, Chicago, IL, 60631.
Citizenship: AVF XII and AVP XII LP are limited partnerships organized under the laws of the State of Delaware. AVP XII LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
AVF XII is the record owner of 6,412,780 shares of Common Stock (the "Record Shares") as of June 30, 2026. AVP XII LP, as the sole general partner of AVF XII, may be deemed to beneficially own the Record Shares. AVP XII LLC, as the sole general partner of AVP XII, may be deemed to beneficially own the Record Shares. As Committee Members of AVP XII LLC, each Committee Member may also be deemed to share the power to direct the disposition and vote of the Record Shares.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.
Percent of class: The information required by Item 4(b) is incorporated by reference to Row 11 of the cover pages hereto. The percentages set forth on the cover sheet for each Reporting Person are based upon 121,952,030 shares of Common Stock outstanding as of August 10, 2026, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2026.
Sole power to vote or to direct the vote: See row 5 of the cover pages.
Shared power to vote or to direct the vote: See row 6 of the cover pages.
Sole power to dispose or to direct the disposition: See row 7 of the cover pages.
Shared power to dispose or to direct the disposition: See row 8 of the cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Agreement

## Signatures
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, L.P., its General Partner (08/14/2026)
- ARCH Venture Fund XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (08/14/2026)
- ARCH Venture Fund XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners XII, L.P.: ARCH Venture Partners XII, LLC, its General Partner (08/14/2026)
- ARCH Venture Partners XII, L.P.: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- ARCH Venture Partners XII, LLC: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell, Managing Director (08/14/2026)
- Robert Nelsen: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Robert Nelsen (08/14/2026)
- Keith Crandell: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Keith Crandell (08/14/2026)
- Kristina Burow: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Kristina Burow (08/14/2026)
- Steven Gillis: /s/ Mark McDonnell*, Mark McDonnell, as Attorney-in-Fact for Steven Gillis (08/14/2026)
Comment: This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 to the Form 3 relating to the beneficial ownership of shares of Neumora Therapeutics, Inc. by the Reporting Persons filed with the Securities and Exchange Commission on September 14, 2023 and incorporated herein in its entirety by reference.